File No. 82-35013

BANCO DE GUAYAQUIL
MULTIBANCO

BANCO DE GUAYAQUIL S.A.

INCREASE OF THE SUBSCRIBED CAPITAL IN THE AMOUNT OF US$ 10´000.000.00 TO THE SHAREHOLDERS OF BANCO DE GUAYAQUIL S.A. AND PUBLIC IN GENERAL

1.- The present subscribed and paid up capital of the Bank is one hundred and fifty million US dollars (USD150'000.000.00) divided in one hundred and fifty million ordinary, nominative and paid up shares of one US dollars each (US$1,00), corresponding to series "A", "B", "C", "D", "E", and "F".

2.- The legal representatives of Banco de Guayaquil S.A. are Mr. Guillermo Lasso Mendoza, Executive President; and Mrs. Carmen Soriano de Garcia, economists Angelo Caputi Oyague, Julio Mackliff Elizalde and Victor Hugo Alvarado Alava, Executive Vicepresidents.

3.- The Board of Directors of the Bank, in the meeting held on June 26, 2008, decided to increase the subscribed capital of the Institution in the amount of ten million US dollars (US$ 10,000.000.00) by issuing ten million ordinary and nominative shares of one US dollar each (US$ 1.00) corresponding to series "G", numbered from 105'000,001 to 115,000,000, inclusive, the capital being set in the amount of ONE HUNDRED FIFTEEN MILLION US DOLLARS (115´000,000.00).

4.- The same Board of Directors decided that payment of the ten million new ordinary and nominative shares of one US dollar each (US$ 1,00) numbered from 105'000.001 to 115'000.000, inclusive corresponding to series "G" be paid in its nominal value and in cash upon subscription by the present shareholders o third parties.

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BANCO DE GUAYAQUIL
MULTIBANCO

5.- Within thirty days following this publication, the present shareholders shall enjoy preemptive rights to subscribe new shares, pay in cash and in proportion to their present shares as established in the Law. With regard to this right, the shareholders may elect to abide by Art. 181 of the Law of Companies and to that effect they shall have to request the Bank, in a timely manner, the certificates mentioned in the last paragraph of the statutory provision.

6.- If upon completion of the mentioned 30 day term no shareholders subscribe in cash the capital increase, the Executive President or his delegate, as decided by the Board of Directors of the Bank is authorized to offer the other shareholders the non subscribed shares, that is, over those not affected by the preemptive right mentioned in the foregoing paragraph.

7. If the present shareholders do not subscribe the totality of the new shares, the latter shall be offered to the public in general.

Guayaquil, June 30, 2008

Econ. Danilo Carrera Drouet
President of the Board of Directors
Guillermo Lasso Mendoza
Executive President

END